NOBAO RENEWABLE ENERGY HOLDINGS LIMITED
Building 4, No. 150 Yonghe Road
Shanghai, China
(8621) 6652-0666
May 27, 2011
VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attention:
Hagen Ganem
Jay Ingram
Lisa Etheredge
Jeffrey Gordon
Re:	Nobao Renewable Energy Holdings Limited Request to Withdraw Registration Statement on Form F-1 (File No. 333-174036)
Ladies and Gentlemen,
     On behalf of Nobao Renewable Energy Holdings Limited (the “Company”) and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the withdrawal of its Registration Statement on Form F-1 (File No. 333-174036), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially publicly filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2011 and amended on May 16, 2011, May 19, 2011, May 20, 2011 and May 23, 2011. In light of general market conditions, the Company has determined not to conduct the offering of securities contemplated in the Registration Statement at this time. The Company requests that the Commission consent to this application pursuant to Rule 477(a) under the Securities Act.
     The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.
     Accordingly, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Company’s legal counsel O’Melveny & Myers LLP, at (202) 383-5414, Attention: Scott Lesmes, Esq.

     The Company also hereby respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.
     If you have any questions regarding this application for withdrawal, please do not hesitate to contact Portia Ku of O’Melveny & Myers LLP by telephone at +011-86-21-2307-7091 or by email at pku@omm.com. You can also contact Scott Lesmes by telephone at (202) 383-5154 or by email at slesmes@omm.com.
[Signature page follows]

Very truly yours,
Nobao Renewable Energy Holdings Limited
By:	/s/ Ping Song
	Name:	Ping Song
	Title:	Director and Authorized Signatory

[SIGNATURE PAGE TO WITHDRAWAL REQUEST LETTER]